Exhibit 99.2

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

	Note	As at September 30, 2011	As at December 31, 2010	As at January 1, 2010
ASSETS
Current Assets
Cash and cash equivalents		$–	$2,849	$–
Accounts receivable		179,806	189,616	182,342
Fair value of risk management contracts	14	53,967	13,550	14,001
		233,773	206,015	196,343
Fair value of risk management contracts	14	8,808	–	–
Other assets	4	60,174	54,115	53,011
Deferred income taxes		–	–	40,917
Property, plant and equipment	5	3,984,653	3,738,016	3,737,184
Exploration and evaluation assets	6	520,545	511,569	67,597
Goodwill		716,891	716,891	660,896
TOTAL ASSETS		$5,524,844	$5,226,606	$4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	7	$33,936	$22,000	$11,563
Accounts payable		256,296	240,952	185,337
Dividends payable		23,107	22,534	40,590
Fair value of risk management contracts	14	1,046	9,278	17,555
Current portion of long term debt		–	–	157,546
Current portion of provisions	8	16,068	20,488	21,227
		330,453	315,252	433,818
Fair value of risk management contracts	14	20,673	31,416	23,269
Convertible debentures		–	–	74,828
Long term debt	7	1,247,377	1,024,367	907,599
Provisions	8	533,370	434,532	439,064
Deferred income taxes	9	274,251	238,694	–
		2,406,124	2,044,261	1,878,578
Shareholders’ Equity
Shareholders’ capital	10	3,215,918	3,171,719	4,927,324
Equity portion of convertible debentures		–	–	160
Contributed surplus		15,960	10,626	18,617
Deficit		(113,158)	–	(2,068,731)
		3,118,720	3,182,345	2,877,370
Subsequent events	17
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,524,844	$5,226,606	$4,755,948

See accompanying notes to the financial statements.

PENGROWTH Third Quarter 2011 Financial Results	31

PENGROWTH ENERGY CORPORATION

STATEMENTS OF (LOSS) INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
REVENUES
Oil and gas sales		$366,298	$319,669	$1,062,895	$1,019,670
Royalties, net of incentives		(73,095)	(55,281)	(205,651)	(191,831)
		293,203	264,388	857,244	827,839
Unrealized gain (loss) on commodity risk management	14	58,109	(898)	62,924	59,478
Processing and other income		3,694	4,377	11,819	14,795
		355,006	267,867	931,987	902,112
EXPENSES
Operating		102,637	84,881	292,541	262,963
Transportation		8,124	5,701	20,072	18,562
General and administrative		16,878	10,923	57,000	39,770
Depletion, depreciation and amortization		112,770	107,689	320,339	324,233
		240,409	209,194	689,952	645,528

OPERATING INCOME		114,597	58,673	242,035	256,584

Other (income) expense items
Gain on disposition of properties		(2,054)	–	(2,777)	(11,043)
Gain on equity investment		–	(73,756)	–	(73,756)
Unrealized foreign exchange loss (gain)	15	76,423	(30,579)	48,288	(20,176)
Realized foreign exchange loss (gain)	15	766	(489)	1,048	2,039
Interest and financing charges		19,309	17,061	54,785	50,848
Accretion	8	3,857	4,765	11,569	13,694
Other expense (income)		691	2,222	(433)	(12,271)
INCOME (LOSS) BEFORE TAXES		15,605	139,449	129,555	307,249
Deferred income tax expense (reduction)		16,067	(5,130)	36,054	5,456
NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME		$(462)	$144,579	$93,501	$301,793
NET (LOSS) INCOME PER SHARE	13
Basic		$–	$0.49	$0.29	$1.03
Diluted		$–	$0.48	$0.29	$1.02

See accompanying notes to the financial statements.

32	PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2011	2010	2011	2010
CASH PROVIDED BY (USED FOR):
OPERATING
Net (loss) income and comprehensive (loss) income		$(462)	$144,579	$93,501	$301,793
Depletion, depreciation and accretion		116,627	112,454	331,908	337,927
Deferred income tax expense		16,067	(5,130)	35,594	5,456
Contract liability amortization		(420)	(432)	(1,258)	(1,296)
Unrealized foreign exchange (gain) loss	15	76,423	(30,579)	48,288	(20,176)
Unrealized (gain) loss on commodity risk management	14	(58,109)	898	(62,924)	(59,478)
Share based compensation	11	2,427	248	9,042	5,552
Non-cash gain on equity investment		–	(73,756)	–	(73,756)
Gain on sale of assets		(2,054)	–	(2,777)	(11,043)
Other items		(145)	1,016	(2,475)	1,326
Funds flow from operations		150,354	149,298	448,899	486,305
Interest and financing charges		19,309	17,061	54,785	50,848
Expenditures on remediation		(5,376)	(3,712)	(17,349)	(12,103)
Changes in non-cash operating working capital	12	15,126	23,902	2,213	10,529
		179,413	186,549	488,548	535,579
FINANCING
Dividends paid		(69,086)	(61,217)	(206,086)	(183,227)
Bank indebtedness (repayment)		(1,553)	26,000	11,936	14,437
Long term debt increase (decrease)	7	54,000	(41,901)	170,000	(63,581)
Redemption of convertible debentures		–	–	–	(76,610)
Interest paid	12	(24,579)	(24,520)	(61,024)	(58,396)
Proceeds from equity issues		15,423	7,046	39,969	17,989
		(25,795)	(94,592)	(45,205)	(349,388)
INVESTING
Capital expenditures		(163,569)	(87,677)	(466,480)	(202,968)
Other property acquisitions		(5,488)	(17,352)	(8,628)	(20,043)
Proceeds on property dispositions		1,671	273	7,389	48,312
Purchase of injectants	12	(2,175)	(2,103)	(3,514)	(8,971)
Other investments		–	–	–	(2,906)
Contributions to remediation trust funds		(896)	(770)	(4,139)	(4,445)
Change in non-cash investing working capital	12	16,839	12,147	29,180	6,085
		(153,618)	(95,482)	(446,192)	(184,936)
CHANGE IN CASH AND CASH EQUIVALENTS		–	(3,525)	(2,849)	1,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		–	4,780	2,849	–
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$–	$1,255	$–	$1,255

See accompanying notes to the financial statements.

PENGROWTH Third Quarter 2011 Financial Results	33

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

Three Months Ended September 30

Nine Months Ended September 30

Shareholders’ Capital

2011

2010

2011

2010

Balance, beginning of period

$
3,199,205

$
–

$
3,171,719

$
–

Share based compensation

1,993

–

7,230

–

Issued under Distribution Reinvestment Plan

14,720

–

37,077

–

Share issue cost, net of tax

–

–

(108
)

–

Balance, end of period

$
3,215,918

$
–

$
3,215,918

$
–

Trust Unitholders’ Capital

Balance, beginning of period

$
–

$
4,941,754

$
–

$
4,927,324

Trust unit based compensation

–

856

–

6,204

Issued under Distribution Reinvestment Plan

–

6,453

–

15,491

Issued for the Monterey business combination

–

307,648

–

307,648

Issued on redemption of Exchangeable shares (1)

–

94

–

94

Trust unit issue costs

–

(314
)

–

(270
)

Balance, end of period

$
–

$
5,256,491

$
–

$
5,256,491

Exchangeable Shares

Balance, beginning of period

$
–

$
–

$
–

$
–

Issued for the Monterey business combination

–

54,939

–

54,939

Redeemed for trust units

–

(94
)

–

(94
)

Balance, end of period

$
–

$
54,845

$
–

$
54,845

Contributed Surplus

Balance, beginning of period

$
14,664

$
20,748

$
10,626

$
18,617

Share based compensation

2,586

248

9,527

5,552

Exercise of share based compensation awards

(1,290
)

(264
)

(4,193
)

(3,437
)

Balance, end of period

$
15,960

$
20,732

$
15,960

$
20,732

Deficit

Balance, beginning of period

$
(43,498
)

$
(2,033,729
)

$
–

$
(2,068,731
)

Net (loss) income

(462
)

144,579

93,501

301,793

Dividends declared

(69,198
)

(65,254
)

(206,659
)

(187,466
)

Balance, end of period

$
(113,158
)

$
(1,954,404
)

$
113,158

$
(1,954,404
)

TOTAL SHAREHOLDERS’ EQUITY

$
3,118,720

$
3,377,664

$
3,118,720

$
3,377,664

See accompanying notes to the financial statements

34

PENGROWTH Third Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED SEPTEMBER 30, 2011

(unaudited)

(Tabular amounts are stated in thousands of dollars
except per share amounts and as otherwise stated)

1.
BASIS OF PRESENTATION

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

These interim financial statements for the nine months ended September 30, 2011 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International
Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These IFRS interim
financial statements include as comparative information the period included in Pengrowth’s annual consolidated financial statements for the year ended December 31, 2010 which, for comparative purposes, have been prepared in accordance with
IFRS. Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

Pengrowth has elected to exceed certain minimum disclosure requirements under IAS 34 in order to present changes in accounting policies in accordance with IFRS and provide additional disclosures which highlight the changes from Pengrowth’s 2010 annual consolidated financial statements prepared in accordance with previous GAAP. In 2012, and beyond, Pengrowth may not provide the same level of detail in the interim financial statements. Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 16.

The financial statements were authorized for release by the Audit Committee of the Board of Directors on November 3, 2011.

2.
SIGNIFICANT ACCOUNTING POLICIES

The disclosures provided
below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in
Pengrowth’s annual report for the year ended December 31, 2010.

PROPERTY, PLANT AND EQUIPMENT (PP&E) AND EXPLORATION AND
EVALUATION ASSETS

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties (exploration and evaluation assets or E & E Assets) are capitalized within intangible exploration assets. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E & E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E & E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved plus probable reserves have been discovered and production has commenced. Upon determination of proved plus probable reserves and commencement of production, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas interests, a separate category within PP&E.

PENGROWTH Third Quarter 2011 Financial Results

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, and costs attributable to bring the asset into operation, the initial estimate of decommissioning obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of
PP&E are recognized in profit or loss as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital expenditures over a period greater than one year necessary in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations. Under previous GAAP, no gain or loss was recorded on dispositions of PP&E unless the disposition caused a change in the depletion rate of 20 percent or greater.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields are depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. In accordance with National Instrument 51-101, Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Under previous GAAP, PP&E was held in a single full cost pool which was depleted over proved reserves only, resulting in higher depletion and depreciation expense.

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

120 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

36

PENGROWTH Third Quarter 2011 Financial Results

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill as determined under IFRS represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statement of (Loss) Income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, property, plant and equipment (PP&E)
is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

CGUs are assessed at each reporting date to determine whether there is any indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, the CGUs are tested for impairment. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statement of
(Loss) Income.

In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level, as a surplus from one asset will no longer shelter a deficit in another.

Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets

E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indications of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E).
In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount, and in certain circumstances, could include any surplus from PP&E impairment testing of related
CGUs. The impairment of E&E assets and any eventual impairment thereof would be recognized as additional depletion and depreciation expense in the Statement of (Loss) Income.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the
CGU or CGUs. Any impairment of goodwill is recognized in amortization expense in the Statement of (Loss) Income.

PENGROWTH Third Quarter 2011 Financial Results

An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each
reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the Statement of (Loss) Income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statement of (Loss) Income.

PROVISIONS

A provision is recognized
if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth
initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO to the extent recognized. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”). These funds are reflected in other assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax
payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

38

PENGROWTH Third Quarter 2011 Financial Results

Financial Instruments

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss,
(ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities. Pengrowth has designated cash and term deposits as financial assets held at fair value through profit or loss which is measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives must be classified as held for trading and
measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain (loss) on commodity risk management.
Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps, covering the principal and interest on the U.K. Pound Sterling denominated debt, are included in unrealized foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

Transactions in foreign currencies are translated to Canadian dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into
Canadian dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign exchange gains and losses are recognized in income.

ESTIMATES

Pengrowth makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

In particular, information about
significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Asset Retirement Obligation

Pengrowth estimates
obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

PENGROWTH Third Quarter 2011 Financial Results

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Impairment testing

The impairment testing of PP&E is
based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

COMPARATIVE FIGURES

Certain comparative figures in
the prior periods have been reclassified to conform to the presentation adopted in the current year.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9: Financial
Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, we do not anticipate any significant changes as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with
Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

40

PENGROWTH Third Quarter 2011 Financial Results

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after
January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

4.
OTHER ASSETS

As at September 30, 2011

As at December 31, 2010

As at January 1, 2010

Remediation trust funds

$
48,174

$
42,115

$
34,821

Equity investment in Monterey Exploration Ltd.

–

–

5,039

Other investments

12,000

12,000

13,151

$
60,174

$
54,115

$
53,011

REMEDIATION TRUST FUNDS

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Total Remediation Trust Funds

Balance, January 1, 2010

$
34,821

Contributions in period

7,648

Remediation expenditures from fund

(696
)

Unrealized gain in period

342

Balance, December 31, 2010

$
42,115

Contributions in period

4,516

Remediation expenditures from fund

(377
)

Unrealized gain in period

1,920

Balance, September 30, 2011

$
48,174

OTHER INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $12.0 million.

PENGROWTH Third Quarter 2011 Financial Results

5.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,919

3,625

287,544

Acquisitions through business combinations

49,235

–

49,235

Property acquisitions

20,171

–

20,171

Transfers from exploration and evaluation assets

131,039

–

131,039

Change in asset retirement obligations

(12,949
)

–

(12,949
)

Divestitures

(42,823
)

–

(42,823
)

Balance, December 31, 2010

$
4,138,505

$
64,686

$
4,203,191

Expenditures on property, plant and equipment

431,257

3,933

435,190

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

101,456

–

101,456

Divestitures

(7,485
)

–

(7,485
)

Balance, Sept 30, 2011

$
4,700,669

$
68,619

$
4,769,288

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,663

7,721

432,384

Disposals

(999
)

–

(999
)

Balance, December 31, 2010

$
423,664

$
41,511

$
465,175

Depletion and amortization for the period

314,274

6,065

320,339

Disposals

(879
)

–

(879
)

Balance, September 30, 2011

$
737,059

$
47,576

$
784,635

Carrying Amount

Oil and natural gas assets

Other equipment

Total

September 30, 2011

$
3,963,610

$
21,043

$
3,984,653

December 31, 2010

3,714,841

23,175

3,738,016

January 1, 2010

3,709,913

27,271

3,737,184

During the nine months ended September 30, 2011, approximately $3.1 million (September 30, 2010 – $2.5 million) of directly attributable general and administrative costs were capitalized.

During the nine months ended September 30, 2011, approximately $2.8 million of gains were recorded on divestitures (September 30, 2010 – $11.0 million).

IFRS requires an impairment test to assess the recoverable
value of the PP&E within each CGU upon initial adoption and, subsequently, annually or whenever there is an indication of impairment. Pengrowth performed an impairment test at January 1, 2010 upon initial adoption of IFRS and at
December 31, 2010. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell. The estimates of fair value less costs to sell was determined in part using the proved plus probable reserves and
January 1, 2010 commodity price forecast of our independent reserves evaluator, discounted at an estimated market rate. These prices have been adjusted for commodity price differentials specific to Pengrowth. Based on these assumptions, the estimated recoverable amount was greater than the net book value for each CGU and there was no impairment as at January 1, 2010 and December 31, 2010.

Subsequent to December 31, 2010 there have been no indications of impairment that required Pengrowth to perform an impairment test.

42

PENGROWTH Third Quarter 2011 Financial Results

6.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

E&E Assets

Balance, January 1,2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

35,289

Transfers to property, plant and equipment

(26,313
)

Balance, Sept 30, 2011

$
520,545

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. E&E assets are costs associated with the Lindeberg Steam Assisted Gravity Drainage (“SAGD”) Project,
Horn River and the undeveloped portion of Groundbirch.

During the nine months ended September 30, 2011, approximately $1.1 million (September 30,
2010 – $0.4 million) of directly attributable general and administrative costs were capitalized.

7.
LONG TERM DEBT

As at September 30, 2011

As at December 31, 2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
52,349

$
49,638

71.5 million at 4.67 percent due May 2015

74,631

70,731

400 million at 6.35 percent due July 2017

417,846

396,219

265 million at 6.98 percent due August 2018

276,679

262,354

115.5 million at 5.98 percent due May 2020

120,451

114,206

$
941,956

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

81,421

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

209,000

39,000

Total long term debt

$
1,247,377

$
1,024,367

Pengrowth’s unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on October 29, 2013 and can be renewed at Pengrowth’s discretion anytime prior to its maturity subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries
floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at
September 30, 2011, the available facility was reduced by drawings of $209 million (December 31, 2010 – $39 million) and outstanding letters of credit in the amount of approximately $26 million (December 31, 2010 – $18 million).

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at September 30, 2011, the availability of this facility was reduced by borrowings of approximately $31 million (December 31, 2010 – $22 million) and outstanding letters of credit of approximately $6 million (December 31, 2010 – $5 million). All borrowings under this facility are included in bank indebtedness on the balance sheet.

As of September 30, 2011, an unrealized cumulative foreign exchange gain of $15 million
(December 31, 2010 – $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2011, an unrealized cumulative foreign exchange gain of $32 million (December 31, 2010 –
$37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007. See notes 14 and 15 for additional information about foreign exchange risk management and the impact on the financial statements.

PENGROWTH Third Quarter 2011 Financial Results

8.
PROVISIONS

In the third quarter of 2011, the discount rate
used to calculate the ARO was reduced from three and one half percent per annum to three percent per annum to reflect changes to the underlying risk free long term debt yield. The change in estimate was made on a prospective basis and resulted in an increase of approximately $98 million to the ARO liability in the period with a corresponding adjustment made to the related asset.

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combinations

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisions disposed during the period

(3,284
)

–

(3,284
)

Provisions settled during the period

(20,926
)

–

(20,926
)

Revisions due to inflation rate changes

(94,797
)

–

(94,797
)

Revisions due to discount rate changes

90,854

–

90,854

Other revisions

(17,351
)

–

(17,351
)

Accretion and amortization

17,747

(1,728
)

16,019

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Provisions made during the period

4,624

–

4,624

Provisions disposed during the period

(1,142
)

–

(1,142
)

Provisions settled during the period

(17,349
)

–

(17,349
)

Revisions due to discount rate changes

97,974

–

97,974

Accretion and amortization

11,569

(1,258
)

10,311

Balance, September 30, 2011

$
542,744

$
6,694

$
549,438

As of September 30, 2011

Current

$
14,412

$
1,656

$
16,068

Non-current

528,332

5,038

533,370

$
542,744

$
6,694

$
549,438

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has estimated the net present value of its total ARO to be approximately $543 million as at September 30, 2011 (December 31, 2010 – $447 million), based on a total escalated future liability of approximately $1,818 million (December 31, 2010 – $1,823 million). These costs are expected to be made over 66 years with the majority of the costs incurred between 2041 and 2076. A discount rate, being the risk free rate related to the liability, of three percent (December 31, 2010 – three and one half percent) and an inflation rate of one and one half percent (December 31, 2010 – one and one half percent) were used to calculate the net present value of the ARO.

CONTRACT LIABILITIES

Pengrowth assumed
firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

44

PENGROWTH Third Quarter 2011 Financial Results

9.
INCOME TAXES

A reconciliation of tax (reduction) expense
calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

Nine months ended September 30, 2011

Nine months ended September 30, 2010

Income (loss) before taxes

$
129,555

$
307,249

Combined federal and provincial tax rate

26.86%

28.40%

Expected income tax expense

34,798

87,266

Net income of the Trust (1)

–

(52,042
)

Changes in estimated pool balances

5,735

4,265

Foreign exchange (gain) loss (2)

6,944

(3,532
)

Effect of change in corporate tax rate

(7,586
)

(8,582
)

Other including stock based compensation (3)

(3,837
)

(21,919
)

Deferred income tax expense

$
36,054

$
5,456

(1)
  Relates to estimated distributions of taxable income at the trust level at
September 30, 2010 of $183.2 million x 28.40% where the income tax liability was the responsibility of the unitholder.

(2)
  Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.

(3)
  Primarily expenses that are non-deductible for tax purposes and other adjustments.

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

Under IFRS, taxable temporary differences in the stand alone financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the corporate tax rate. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at September 30, 2010 (January 1, 2010—$164 million). The offset to the increased deferred tax asset was recorded as an adjustment to the opening retained earnings as of January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25% and then de-recognized through earnings on December 31, 2010.

10.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

Nine months ended September 30, 2011

Year ended December 31, 2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of period

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

465,653

3,037

–

–

Share based compensation (non-cash exercised)

359,647

4,193

–

–

Issued for cash under Dividend Reinvestment Plan (DRIP)

3,234,037

37,077

–

–

Issue costs net of tax

–

(108
)

–

–

Elimination of the deficit

–

–

–

(2,151,479
)

Balance, end of period

330,083,377

$
3,215,918

326,024,040

$
3,171,719

(1)
  As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on December 31, 2010.

PENGROWTH Third Quarter 2011 Financial Results

Nine months ended September 30, 2011

Year ended December 31, 2010

Trust Units Issued

  Number of
Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of period

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 16)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of period

–

$
–

–

$
–

Nine months ended September 30, 2011

Year ended December 31, 2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 16)

–

–

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance at December 31, 2010

–

$
–

–

$
–

11.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (LTIP) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans, as approved by shareholders.

LONG TERM INCENTIVE PLAN (“LTIP”)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)
Performance Share Units (“PSUs”)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (“RSUs”)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (“DSUs”)

The
DSU plan is currently applicable only for members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

46

PENGROWTH Third Quarter 2011 Financial Results

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the
LTIP.

The following provides a continuity of the LTIP:

Nine months ended September 30, 2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of period

–

$
–

–

$
–

–

$
–

Granted

620,712

12.49

864,882

12.53

47,468

12.64

Forfeited

(74,191
)

12.64

(95,530
)

12.64

–

–

Exercised

–

–

(110,894
)

12.65

–

–

Deemed DRIP (1)

18,787

12.62

26,780

12.63

775

12.64

Outstanding, end of period

565,308

$
12.48

685,238

$
12.50

48,243

$
12.64

(1)
  Weighted average deemed DRIP price is based on the average of the original grant prices.

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant.
The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $5.5 million of compensation expense in the nine months ended September 30, 2011 related to the new LTIP units based on the weighted average grant date fair value of $12.52 per share unit
(September 30, 2010 – NIL). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $10.4 million or $8.30 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.9 years.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units (“DESU”) Plan (formerly the DEU Plan)

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

PENGROWTH Third Quarter 2011 Financial Results

The following provides a continuity of the DESUs:

Nine months ended September 30, 2011

Year Ended December 31, 2010

DESUs

  Number of
DESUs

  Weighted
average price

  Number of
DESUs

  Weighted
average price

Outstanding, beginning of period

2,948,588

$
10.95

2,291,469

$
12.38

Granted

–

–

1,469,536

11.21

Forfeited

(304,270
)

9.42

(548,323
)

11.12

Exercised

(249,575
)

11.14

(459,074
)

18.82

Vested, no shares issued (1)

(471,483
)

16.81

–

–

Deemed DRIP (2)

118,171

10.06

194,980

11.20

Outstanding, end of period

2,041,431

$
9.75

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,327,885

$
8.44

1,957,660

$
10.47

Non-Performance related DESUs

713,546

12.19

990,928

11.91

Outstanding, end of period

2,041,431

$
9.75

2,948,588

$
10.95

(1)
  2008 DEU grant vested in 2011 with performance multiplier of zero percent

(2)
  Weighted average deemed DRIP price is based on the average of the original grant prices.

Pengrowth recorded $3.3 million of compensation expense in the nine months ended September 30, 2011 related to the DESUs
(Sept 30, 2010 – $4.6 million). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was approximately $5.0 million (December 31, 2010 – $10.0 million) or $2.56 per DESU
(December 31, 2010 – $4.26 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.2 years (December
31, 2010 – 1.6 years).

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion to the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. Through September 30, 2011 and for 2010 there were no exercise price reductions under this plan (2009—$0.03 per share unit right).

Nine months ended September 30, 2011

  Year Ended
December 31, 2010

  Number
outstanding

  Weighted
average price

  Number
outstanding

  Weighted
average price

Outstanding, beginning of period

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Forfeited

(677,951
)

16.09

(1,314,662
)

13.59

Exercised

(465,653
)

6.52

(587,314
)

6.23

Outstanding, end of period

2,440,162

$
12.92

3,583,766

$
12.70

Comprised of:

Share Unit Options

1,018,319

$
6.94

1,646,445

$
7.02

Share Unit Rights

1,421,843

17.19

1,937,321

17.53

Outstanding, end of period

2,440,162

$
12.92

3,583,766

12.70

(1)
  Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

Pengrowth recorded $0.2 million of compensation expense related to the common share rights incentive plan during the nine months ended September 30, 2011 (September 30, 2010 – $0.9 million). As at September 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $0.1 million (December 31, 2010 –
$0.2 million), or $0.01 per share

48

PENGROWTH Third Quarter 2011 Financial Results

unit right (December 31, 2010 – $0.04 per share unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.2 years (December 31, 2010 – 0.4 years).

The total share based compensation expense for the nine months ended September 30, 2011 was $9.0 million which is comprised of $5.5 million, $3.3 million and $0.2 million related to the new LTIP, DESUs and rights, respectively.

12.
OTHER CASH FLOW DISCLOSURES

Reclassifications

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and hydrocarbon injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16).

Change in Non-Cash
Operating Working Capital

Three months ended

Nine months ended

Cash provided by (used for):

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Accounts receivable

$
4,145

$
18,965

$
9,810

$
36,551

Accounts payable

10,981

4,937

(7,597
)

(26,022
)

$
15,126

$
23,902

$
2,213

$
10,529

Change in Non-Cash Investing Working Capital

Three months ended

Nine months ended

Cash provided by (used for):

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Accounts payable and capital accruals

$
16,839

$
12,147

$
29,180

$
6,085

$
16,839

$
12,147

$
29,180

$
6,085

13.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Three months ended

Nine months

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

Weighted average number of shares – basic

329,261,636

296,190,800

327,806,660

292,498,976

Dilutive effect of share based compensation plans

—

2,774,810

2,468,015

2,292,706

Weighted average number of shares – diluted

329,261,636

298,965,610

330,274,675

294,791,682

For the three and nine months ended September 30, 2011, 3.9 million shares and 1.6 million shares (September 30,
2010 – 2.7 million and 2.5 million), respectively, that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

14.
FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices.
Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

PENGROWTH Third Quarter 2011 Financial Results

Commodity Price Risk

As at September 30, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

16,000

Oct 1, 2011 - Dec 31, 2011

$
90.98

Cdn

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

95.12

Cdn

(1)
  Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu

Financial:

AECO

14,217

Oct 1, 2011 - Oct 31, 2011

$
4.21

Cdn

AECO

45,021

Oct 1, 2011 - Dec 31, 2011

5.60

Cdn

Chicago MI (1)

5,000

Oct 1, 2011 - Dec 31, 2011

6.78

Cdn

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

4.45

Cdn

(1)
  Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The above commodity risk management contracts are recorded on the balance sheet at fair value with changes in fair value included in net income.

The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis.

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $5.1 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2011 (September 30, 2010 – $4.4 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $2.6 million pre-tax change in the unrealized gain
(loss) on commodity risk management contracts (September 30, 2010 – $6.9 million).

As of close September 30, 2011, the AECO spot price gas
price was approximately $3.51/MMbtu (September 30, 2010 – $3.57/MMbtu), the WTI prompt month price was U.S. $79.20 per barrel (September 30, 2010 – U.S. $79.97 per barrel).

Power Price Risk

As at September 30, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

25

Oct 1, 2011 - Dec 31, 2011

$
46.34

Cdn

As of close September 30, 2011, the Alberta average power pool spot price was approximately $26.15/MW (September 30, 2010
– $30.68/MW). The average Alberta power pool price was $94.69/MW for the three months ended September 30, 2010 (September 30, 2010 – $35.77/MW).

The above power risk management contracts are recorded at fair value on the balance sheet and split between current and non-current assets and liabilities on a contract by contract basis. The change in the power risk management contracts during the period is recognized as an unrealized gain or loss on the Statement of (Loss) Income.

Power Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at September 30, 2011 (September 30, 2010 – $0.2 million).

50

PENGROWTH Third Quarter 2011 Financial Results

Foreign Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign
currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S.
dollar denominated interest payments partially offset U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management
contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at September 30, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

599

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at September 30, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

606

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at September 30, 2011,
Pengrowth has approximately $1.2 billion of long term debt (December 31, 2010 – $1.0 billion) of which $209 million (December 31, 2010 – $39 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense for the nine months ended September 30, 2011 by approximately $1.6 million based on the amount of floating interest debt outstanding as at September 30, 2011 of $209 million. As at September 30, 2010, there was no floating rate debt outstanding.

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the Statement of (Loss) Income.

PENGROWTH Third Quarter 2011 Financial Results

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of (Loss) Income:

As at and for the nine month period ended September 30, 2011

  Commodity risk
management contracts (1)

  Power risk
management contracts (2)

  Foreign exchange
risk management contracts (3)

Total

Current portion of risk management assets

$
52,031

$
1,936

$
–

$
53,967

Non-current portion of risk management assets

8,808

–

–

8,808

Current portion of risk management liabilities

–

–

(1,046
)

(1,046
)

Non-current portion of risk management liabilities

–

–

(20,673
)

(20,673
)

Risk management assets (liabilities), end of period

60,839

1,936

(21,719
)

41,056

Less: Risk management (liabilities) assets at beginning of period

(2,085
)

870

(25,929
)

(27,144
)

Unrealized gain (loss) on risk management contracts for the period

62,924

1,066

4,210

68,200

Realized gain (loss) on risk management contracts for the period

14,094

4,900

(603
)

18,391

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
77,018

$
5,966

$
3,607

$
86,591

As at and for the nine month period ended September 30, 2010

  Commodity risk
management contracts (1)

  Power risk
management contracts (2)

  Foreign exchange
risk management contracts (3)

Total

Current portion of risk management assets (liabilities)

$
47,084

$
–

$
–

$
47,084

Non-current portion of risk management assets (liabilities)

4,780

–

–

4,780

Current portion of risk management liabilities

(906
)

(540
)

(1,088
)

(2,534
)

Non-current portion of risk management liabilities

(514
)

(42
)

(20,294
)

(20,850
)

Risk management assets (liabilities), end of period

50,444

(582
)

(21,382
)

28,480

Less: Risk management (liabilities) assets at beginning of period

(9,034
)

–

(17,789
)

(26,823
)

Unrealized gain (loss) on risk management contracts for the period

59,478

(582
)

(3,593
)

55,303

Realized gain (loss) on risk management contracts for the period

55,963

641

(590
)

56,014

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
115,441

$
59

$
(4,183
)

$
111,317

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
  Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
  Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

FAIR VALUE

The fair value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in a private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

52

PENGROWTH Third Quarter 2011 Financial Results

The following tables provide fair value measurement information for financial assets and liabilities as of
September 30, 2011 and December 31, 2010.

Fair Value Measurements Using:

As at September 30, 2011

Carrying Amount

Fair Value

  Quoted Prices in
Active Markets (Level 1)

  Significant Other
 Observable Inputs   (Level
2)

  Significant
Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
48,174

$
48,174

$
48,174

$
–

$
–

Fair value of risk management contracts

62,775

62,775

–

62,775

–

Investment in Private Corporation

12,000

12,000

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

941,956

1,107,005

–

1,107,005

–

Cdn dollar senior unsecured notes

15,000

16,729

–

16,729

–

U.K. Pound Sterling denominated unsecured notes

81,421

91,843

–

91,843

–

Fair value of risk management contracts

21,719

21,719

–

21,719

–

Fair Value Measurements Using:

As at December 31, 2010

Carrying Amount

Fair Value

  Quoted Prices in
Active Markets (Level 1)

  Significant Other
 Observable Inputs   (Level
2)

  Significant
Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,114

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

PENGROWTH Third Quarter 2011 Financial Results

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined considering several factors, particularly the issue price of the shares in the most recent private placement. There have been no changes to the fair value in the nine months ended September 30, 2011.

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at September 30, 2011, the amount of accounts receivable that were past due was not significant.
Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at September 30, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at September 30, 2011

Carrying Amount

  Contractual
Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
209,000

$
222,534

$
6,518

$
6,500

$
209,516

$
–

Cdn dollar senior unsecured notes (1)

15,000

21,837

994

992

2,977

16,874

U.S. dollar denominated senior unsecured notes (1)

941,956

1,313,779

59,783

110,764

240,489

902,743

  U.K. Pound Sterling denominated unsecured
notes (1)

81,421

100,331

4,473

4,462

91,396

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Foreign exchange risk management contracts

20,673

135

30

30

75

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

As at December 31, 2010

Carrying Amount

  Contractual
Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,578

992

992

2,975

17,619

U.S. dollar denominated senior unsecured notes (1)

893,148

1,288,764

56,571

56,571

281,108

894,514

  U.K. Pound Sterling denominated unsecured
notes (1)

77,219

98,393

4,235

4,235

89,923

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

6,736

6,911

–

6,911

–

–

Foreign exchange risk management contracts

24,680

150

30

30

90

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

15.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

Nine months ended

September 30, 2011

September 30, 2010

September 30, 2011

September 30, 2010

  Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt

$
75,496

$
(32,111
)

$
48,347

$
(19,664
)

  Unrealized foreign exchange loss (gain) on translation of U.K. pound sterling denominated debt

4,325

1,300

4,150

(4,105
)

$
79,821

$
(30,811
)

$
52,497

$
(23,769
)

Unrealized (gain) loss on foreign exchange risk management contracts

(3,398
)

232

(4,209
)

3,593

Unrealized foreign exchange (gain) loss

$
76,423

$
(30,579
)

$
48,288

$
(20,176
)

Realized foreign exchange loss (gain)

$
766

$
(489
)

$
1,048

$
2,039

54

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes

(e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets

(d)

46,027

6,984

53,011

Deferred income taxes

(e)

(180,671
)

221,588

40,917

Property, plant and equipment

(a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets

(a)

67,597

67,597

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities

(b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions

(b)

–

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities

(b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions

(b)

277,249

161,815

439,064

Asset retirement obligations

(b)

288,796

(288,796
)

–

Future income taxes

(e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit

(f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 4,693,604

$
(181,640
)

$
243,984

$
4,755,948

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT SEPTEMBER 30, 2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
1,255

$
–

$
–

$
1,255

Accounts receivable

159,245

159,245

Fair value of risk management contracts

47,084

47,084

207,584

–

–

207,584

Fair value of risk management contracts

4,780

4,780

Other assets

(d)

45,737

7,002

52,739

Property, plant and equipment & other assets

(a)

4,113,442

(607,405
)

136,103

3,642,140

Exploration and evaluation assets

(a)

607,405

607,405

Goodwill

(c)

709,212

4,230

713,442

TOTAL ASSETS

$
5,080,755

$
–

$
147,335

$
5,228,090

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
26,000

$
–

$
–

$
26,000

Accounts payable

195,230

–

–

195,230

Distributions payable to unitholders

44,829

44,829

Fair value of risk management contracts

2,534

2,534

Future income taxes

(b)

12,540

(12,540
)

–

Contract liabilities

1,690

(1,690
)

–

Current portion of provisions

(b)

23,710

23,710

282,823

9,480

–

292,303

Fair value of risk management contracts

(b)

20,850

20,850

Contract liabilities

6,694

(6,694
)

–

Long term debt

1,019,485

1,019,485

Provisions

(b)

267,271

187,385

454,656

Asset retirement obligations

(b)

282,597

(282,597)

–

Deferred income taxes

(e)

258,824

(195,692
)

63,132

Future income taxes

(e)

246,284

(246,284
)

–

–

1,858,733

–

(8,307
)

1,850,426

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

5,250,112

6,379

5,256,491

Exchangeable Shares

54,845

54,845

Contributed surplus

20,732

20,732

Deficit

(f)

(2,103,667
)

–

149,263

(1,954,404
)

3,222,022

–

155,642

3,377,664

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 5,080,755

$
–

$
147,335

$
5,228,090

56

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets

(d)

47,114

7,001

54,115

Property, plant and equipment

(a)

4,076,976

(511,569)

172,609

3,738,016

Exploration and evaluation assets

(a)

511,569

511,569

Goodwill

(c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
–

$
–

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes

1,203

(1,203
)

–

Contract liabilities

(b)

1,677

(1,677
)

–

Current portion of provisions

(b)

20,488

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities

(b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations

259,538

(259,538
)

–

Provisions

(b)

247,002

187,530

434,532

Deferred income taxes

(b)

237,753

941

238,694

Future income taxes

(e)

236,550

(236,550
)

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital

(f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit

(f)

–

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
317,505

$
2,164

$

–

$
319,669

Royalties, net of incentives

(55,281
)

(55,281
)

262,224

2,164

–

264,388

Unrealized (loss) gain on commodity risk management

(898
)

(898
)

Processing and other income

4,377

4,377

265,703

2,164

–

267,867

EXPENSES

Operating

84,881

–

84,881

Transportation

3,537

2,164

–

5,701

Amortization of injectants for miscible floods

(g)

3,492

(3,492
)

–

–

Interest and financing charges

(g)

17,061

(17,061
)

–

–

General and administrative

(g)

10,923

–

–

10,923

Realized foreign exchange loss (gain)

(g)

(489
)

489

–

–

Unrealized foreign exchange loss (gain)

(g)

(30,579
)

30,579

–

–

Depletion, depreciation and amortization

(a) (g)

128,771

3,492

(24,574
)

107,689

Accretion

(g)

5,894

(5,894
)

–

–

Gain on Equity Investment

(73,756
)

73,756

–

–

Other expenses (income)

(g)

2,220

(2,220
)

–

–

151,955

81,813

(24,574
)

209,194

OPERATING INCOME (LOSS)

113,748

(79,649
)

24,574

58,673

Other (income) expense items

Gain on Equity Investment

–

(73,756
)

–

(73,756
)

Unrealized foreign exchange (gain)

(g)

–

(30,579
)

–

(30,579
)

Realized foreign exchange loss

(g)

–

(489
)

–

(489
)

Interest and financing charges

(g)

–

17,061

–

17,061

Accretion

(g)

–

5,894

(1,129
)

4,765

Other (income) expense

(g)

–

2,220

2

2,222

–

(79,649
)

(1,127
)

(80,776
)

INCOME BEFORE TAXES

113,748

–

25,701

139,449

Future income tax (reduction) expense

(11,884
)

–

6,754

(5,130
)

NET INCOME AND COMPREHENSIVE INCOME

$
125,632

$
–

$
18,947

$
144,579

Deficit, beginning of period

(2,164,045
)

130,316

(2,033,729
)

Distributions declared

(65,254
)

–

(65,254
)

DEFICIT, END OF PERIOD

$
(2,103,667
)

$
–

$
149,263

$
(1,954,404
)

Net income per unit

Basic

$
0.42

$
0.49

Diluted

$
0.42

$
0.48

58

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

NINE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,012,593

$
7,077

1,019,670

Royalties, net of incentives

(191,831
)

(191,831
)

820,762

7,077

–

827,839

Unrealized (loss) gain on commodity risk management

59,478

59,478

Processing and other income

14,795

14,795

895,035

7,077

–

902,112

EXPENSES

Operating

262,963

262,963

Transportation

11,485

7,077

18,562

Amortization of injectants for miscible floods

(g)

12,011

(12,011
)

–

Interest and financing charges

(g)

50,848

(50,848
)

–

General and administrative

(g)

39,770

39,770

Realized foreign exchange loss (gain)

(g)

2,039

(2,039
)

–

Unrealized foreign exchange loss (gain)

(g)

(20,176
)

20,176

–

Depletion, depreciation and amortization

(a) (g)

396,980

12,011

(84,758
)

324,233

Accretion

(g)

17,245

(17,245
)

–

Gain on Equity Investment

(73,756
)

73,756

–

Other expenses (income)

(g)

(12,253
)

12,253

–

–

687,156

43,130

(84,758
)

645,528

OPERATING INCOME (LOSS)

207,879

(36,053
)

84,758

256,584

Other (income) expense items

Gain on disposition of properties

(a)

(11,043
)

(11,043
)

Gain on equity investment

(73,756
)

(73,756
)

Unrealized foreign exchange (gain)

(g)

(20,176
)

(20,176
)

Realized foreign exchange loss

(g)

2,039

2,039

Interest and financing charges

(g)

50,848

50,848

Accretion

(g)

17,245

(3,551
)

13,694

Other (income) expense

(g)

(12,253
)

(18
)

(12,271
)

–

(36,053
)

(14,612
)

(50,665
)

INCOME BEFORE TAXES

207,879

–

99,370

307,249

Future income tax (reduction) expense

(20,441
)

25,897

5,456

NET INCOME AND COMPREHENSIVE INCOME

$
228,320

$
–

$
73,473

$
301,793

Deficit, beginning of period

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(187,466
)

(187,466
)

DEFICIT, END OF PERIOD

$
(2,103,667
)

$
–

$
149,263

$
(1,954,404
)

Net income per unit

Basic

$
0.78

$
1.03

Diluted

$
0.77

$
1.02

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31,
2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
9,370

$
–

$
1,362,653

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

9,370

–

1,109,954

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

20,598

1,128,131

9,370

–

1,137,501

EXPENSES

Operating

371,716

371,716

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods

(g)

15,056

(15,056
)

–

Interest and financing charges

(g)

70,464

(70,464
)

–

General and administrative

(g)

50,894

50,894

Realized foreign exchange loss (gain)

(g)

2,061

(2,061
)

–

Unrealized foreign exchange loss (gain)

(g)

(49,918
)

49,918

–

Depletion, depreciation and amortization

(a) (g)

529,396

15,056

(112,071
)

432,381

Accretion

(g)

22,960

(22,960
)

–

Gain on equity investment

(g)

(73,756
)

73,756

–

Other expenses (income)

(g)

(11,909
)

11,909

–

942,703

49,468

(112,071
)

880,100

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

Other (income) expense items

Gain on equity investment

(g)

(73,756
)

(73,756
)

Gain on disposition of properties

(a)

(18,425
)

(18,425
)

Unrealized foreign exchange (gain)

(g)

(49,918
)

(49,918
)

Realized foreign exchange loss

(g)

2,061

2,061

Interest and financing charges

(g)

70,464

70,464

Accretion

(g)

22,960

(5,216
)

17,744

Other (income) expense

(g)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

(232,584
)

Elimination of deficit

2,146,848

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per unit

Basic

$
0.76

$
0.47

Diluted

$
0.76

$
0.46

60

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
125,632

$
–

$
18,947

$
144,579

Depletion, depreciation and accretion

(a) (g)

134,665

3,492

(25,703
)

112,454

Amortization of injectants

(g)

3,492

(3,492
)

–

–

Purchase of injectants

(2,103
)

2,103

–

–

Deferred income tax reduction

(d)

(11,884
)

–

6,754

(5,130
)

Contract liability amortization

(432
)

–

–

(432
)

Unrealized foreign exchange (gain) loss

(g)

(30,579
)

–

–

(30,579
)

Unrealized (gain) loss on commodity risk management

(g)

898

–

–

898

Trust unit based compensation

248

–

–

248

Non-cash gain on equity investment

(73,756
)

–

–

(73,756
)

Gain on sale of assets

(a)

–

–

–

–

Other items

1,014

–

2

1,016

Funds flow from operations

147,195

2,103

–

149,298

Interest and financing charges

–

17,061

–

17,061

Expenditures on remediation

(3,712
)

–

–

(3,712
)

Changes in non-cash operating working capital

16,443

7,459

–

23,902

159,926

26,623

–

186,549

FINANCING

Distributions paid

(61,217
)

–

–

(61,217
)

Bank indebtedness

26,000

–

–

26,000

Redemption of convertible debentures

–

–

–

–

Long term debt increase (decrease)

(41,901
)

–

–

(41,901
)

Repayment on long term debt

–

–

–

–

Private placement of term notes, net

–

–

–

–

Interest paid

(f)

–

(24,520
)

–

(24,520
)

Proceeds from issue of trust units

7,046

–

–

7,046

(70,072
)

(24,520
)

–

(94,592
)

INVESTING

Capital expenditures

(87,677
)

–

–

(87,677
)

Other property acquisitions

(17,352
)

–

–

(17,352
)

Proceeds on property dispositions

273

–

–

273

Purchase of injectants

–

(2,103
)

–

(2,103
)

Other investments

–

–

–

–

Change in remediation trust funds

(770
)

–

–

(770
)

Change in non-cash investing working capital

12,147

–

–

12,147

(93,379
)

(2,103
)

–

(95,482
)

CHANGE IN CASH AND CASH EQUIVALENTS

(3,525
)

–

–

(3,525
)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

4,780

–

–

4,780

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
1,255

$
–

$
–

$
1,255

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

NINE MONTHS ENDED
SEPTEMBER 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
228,320

$
73,473

$
301,793

Depletion, depreciation and accretion

(a) (g)

414,225

12,011

(88,309
)

337,927

Amortization of injectants

(g)

12,011

(12,011
)

–

Purchase of injectants

(8,971
)

8,971

–

Deferred income tax reduction

(d)

(20,441
)

25,897

5,456

Contract liability amortization

(1,296
)

(1,296
)

Unrealized foreign exchange (gain) loss

(g)

(20,176
)

(20,176
)

Unrealized (gain) loss on commodity risk management

(g)

(59,478
)

(59,478
)

Trust unit based compensation

5,552

5,552

Non-cash gain on equity investment

(73,756
)

(73,756
)

Gain on sale of assets

(a)

(11,043
)

(11,043
)

Other items

1,344

(18
)

1,326

Funds flow from operations

477,334

8,971

–

486,305

Interest and financing charges

50,848

50,848

Expenditures on remediation

(12,103
)

–

(12,103
)

Changes in non-cash operating working capital

2,981

7,548

10,529

468,212

67,367

–

535,579

FINANCING

Distributions paid

(183,227
)

(183,227
)

Bank indebtedness

14,437

14,437

Long term debt increase (decrease)

(63,581
)

(63,581
)

Redemption of convertible debentures

(76,610
)

(76,610
)

Interest paid

(f)

(58,396
)

(58,396
)

Proceeds from issue of trust units

17,989

17,989

(290,992
)

(58,396
)

–

(349,388
)

INVESTING

Capital expenditures

(202,968
)

(202,968
)

Other property acquisitions

(20,043
)

(20,043
)

Proceeds on property dispositions

48,312

48,312

Purchase of injectants

(8,971
)

(8,971
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(4,445
)

(4,445
)

Change in non-cash investing working capital

6,085

6,085

(175,965
)

(8,971
)

–

(184,936
)

CHANGE IN CASH AND CASH EQUIVALENTS

1,255

–

–

1,255

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
1,255

$
–

$
–

$
1,255

62

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion

(a) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants

(g)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Deferred income tax reduction

(d)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Unrealized foreign exchange (gain) loss

(g)

(49,918
)

(49,918
)

Unrealized (gain) loss on commodity risk management

(g)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets

(a)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Other items

1,192

(17
)

1,175

Funds flow from operations

616,922

9,324

–

626,246

Interest and financing charges

70,464

70,464

Expenditures on remediation

(20,926
)

(20,926
)

Changes in non-cash operating working capital

9,999

1,064

11,063

605,995

80,852

–

686,847

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Long term debt increase (decrease)

(24,581
)

(24,581
)

Redemption of convertible debentures

(76,610
)

(76,610
)

Interest paid

(f)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

17,528

(285,622
)

(9,324
)

–

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
2,849

$
–

$
–

$
2,849

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Notes to reconciliations

(a) Property, Plant and Equipment and Exploration and Evaluation
Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) The remaining full cost pool was allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This resulted in a $68 million at January 1, 2010 (September 30, 2010 – $607 million, December 31,
2010 – $512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing exploration and evaluation expenditures and the acquisition of significant E&E assets in the Monterey acquisition in the third quarter of 2010.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous
GAAP. As a result of this change, the depletion expense decreased by approximately $25 million for the three months ended September 30, 2010, $85 million for the nine months ended September 30, 2010, and $112 million for the year ended
December 31, 2010.

Gains on disposition

Pengrowth
recorded a gain on disposition of approximately $11 million for the nine months ended September 30, 2010 and $18 million for the year ended December 31, 2010. Of this, disposition of non-core properties accounted for approximately $8 million for the nine months ended September 30, 2010 and approximately $15 million for the year ended December 31, 2010. The remaining gain on disposition of approximately $3 million for the nine months ended September 30, 2010 and $3 million for the year ended December 31, 2010 relate to asset swaps.

Gain on Equity Investment

Under the IFRS accounting standards for business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

Other

The IFRS opening balance sheet at January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

64

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
following summarized the change to PP&E and the related effect on the deficit, net of tax, as a result of adopting IFRS:

  As at
January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

$
15,412

Gain on dispositions

–

11,043

18,425

Depletion

–

84,758

112,071

Changes in asset retirement obligations

–

24,890

26,701

15,412

136,103

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

–

(24,890
)

(26,701
)

15,412

111,213

145,908

Tax Effect

(4,403
)

(29,298
)

(38,313
)

Decrease to deficit

$
11,009

$
81,915

$
107,595

Reclassification of E&E assets from PP&E under previous GAAP can be summarized as follows:

  As at
January 1, 2010

  As at
September 30, 2010

As at December 31, 2010

Decrease to Property Plant and Equipment

$
(67,597
)

$
(607,405
)

$
(511,569
)

Tax Effect

–

–

–

Increase to exploration and evaluation assets

$
67,597

$
607,405

$
511,569

Net income increased approximately $18 million for the three months ended September 30, 2010; $71 million for the nine months ended September 30, 2010 and $97 million for the year ended December 31, 2010 as a result of these changes, as follows:

Three months ended September 30, 2010

Nine months ended September 30, 2010

Year ended December 31, 2010

Increase to net income due to:

Gain on dispositions

$
–

$
11,043

$
18,425

Depletion

24,574

84,758

112,071

$
24,574

$
95,801

$
130,496

Tax Effect

(6,386
)

(24,895
)

(33,910
)

Increase to net income

$
18,188

$
70,906

$
96,586

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

ARO is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (September 30, 2010
– three and one-half percent discount rate and one and one-half percent inflation rate, December 31, 2010 – three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition.

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

In
the third quarter of 2010, the inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis and, in conjunction with the June 30, 2010 adjustment to the discount rate from four percent to three and one half percent, resulted in a net adjustment to the ARO liability of
$19 million as at September 30, 2010. Pengrowth has estimated the net present value of its total ARO to be $470 million as at September 30, 2010 (January 1, 2010—$451 million), based on a total escalated future liability of $1.7 billion (January 1, 2010 – $2.2 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2076.

Use of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

The accretion of ARO decreased approximately $1 million for the three months ended September 30, 2010; $4 million for the nine months ended September 30, 2010 and $5 million for the year ended December 31, 2010 compared to previous GAAP, due to the use of the different discount rates.

The effect on the Balance Sheet as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

(198,069
)

ARO additions

–

6,336

6,025

ARO accretion

–

(3,551
)

(5,216
)

ARO revisions

–

18,555

20,676

ARO assumed in business combinations

–

4,230

4,230

$
161,815

$
187,385

$
187,530

Amounts not affecting deficit

ARO additions

$
–

$
(6,336
)

$
(6,025
)

ARO revisions

–

(18,555
)

(20,676
)

ARO assumed in business combinations

–

(4,230
)

(4,230
)

161,815

158,264

156,599

Tax Effect

(63,108
)

(62,102
)

(38,259
)

Increase to deficit

$
98,707

$
96,162

$
118,340

The effect on the Statement of Income as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

Three months ended September 30, 2010

Nine months ended September 30, 2010

Year ended December 31, 2010

Increase to net income due to accretion

$
1,129

$
3,551

$
5,216

Tax Effect

(369
)

(1,006
)

(1,399
)

Increase to net income due to accretion

$
760

$
2,545

$
3,817

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration in the third quarter of 2010 is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at September 30, 2010 and
December 31, 2010.

66

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(d) Other assets

Pengrowth re-designated the Judy Creek
Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (September 30, 2010 – $7 million, December 31, 2010 – $7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

The effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16)

2

1

$
6,984

$
7,002

$
7,001

Tax Effect

(891
)

(886
)

(887
)

Decrease to deficit

$
6,093

$
6,116

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010, a reclassification of $13 million of current deferred tax liability to long term deferred tax liability as of September 30, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and September 30, 2010. As
Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (September 30, 2010
– $164 million). Approximately $158 million of the deferred tax asset recognized on transition was recorded as an decrease to the opening deficit as of January 1, 2010. Approximately $6 million of the deferred tax asset resulted in an increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (September 30, 2010 – $6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $158 million and a decrease to shareholders’ capital of $6 million.

The effect on the Balance Sheet of changes in deferred income taxes can be quantified as follows:

  As at
January 1, 2010

  As at
September 30, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(29,298
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

62,102

38,259

Increase in tax liability due to increase in other assets

(891
)

(886
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
31,918

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
195,692

$
(941
)

Previous GAAP tax liability

$
(180,671
)

$
(258,824
)

$
(237,753
)

Decrease (increase) in deferred tax liability

221,588

195,692

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
(63,132
)

$
(238,694
)

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Statement of Income of changes in deferred income tax expense (reduction) can be quantified as follows:

  Three months
ended September 30, 2010

  Nine months
ended September 30, 2010

Year ended December 31, 2010

Increase to deferred income tax expense due to:

Increase in tax expense due to increase in property, plant and equipment

6,386

24,895

33,910

Increase in tax expense due to decrease in ARO accretion expense

369

1,006

1,399

Increase in tax expense due to increase in other assets

(1
)

(4
)

4

Increase in tax expense due to change in ARO liability

–

–

23,442

Reversal of decrease in tax liability due to changes in effective tax rate

–

–

157,395

Increase in tax expense

$
6,754

$
25,897

$
216,150

(f) Shareholder’s capital

Under IFRS, the tax benefits of trust unit issue costs are measured at the top marginal rate, as per Note 16 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (September 30, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination are measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL,
September 30, 2010 – NIL) with a corresponding decrease to contributed surplus.

Under IFRS, changes to the January 1, 2010 opening
balance sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at September 30, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(96,163
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

81,915

107,595

Decrease due to change in other assets

6,093

6,116

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

157,395

–

Decrease (Increase) in deficit

$
75,790

$
149,263

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

(2,103,667
)

–

Elimination of deficit

–

–

4,631

IFRS deficit

$
(2,068,731
)

$
(1,954,404
)

$
–

Previous GAAP shareholders‘ capital

$
4,920,945

$
5,250,112

$
3,167,383

Increase to shareholders‘ capital due to change in effective tax rate

6,379

6,379

–

Increase to shareholders‘ capital due to redemption of exchangeable shares

–

–

8,967

Elimination of deficit

–

–

(4,631
)

IFRS shareholders‘ capital

$
4,927,324

$
5,256,491

$
3,171,719

68

PENGROWTH Third Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(g) Reclassifications

Under previous GAAP, interest and
financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), accretion and the gain on equity investment were disclosed as separate line items in the Statement of Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs.

Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $25 million for the three months ended September 30, 2010, $58 million for the nine months ended September 30, 2010 and $72 million for the year ended December 31, 2010.

Purchases of injectants are classified as a use of cash for investing under IFRS as the costs are capitalized to PP&E, resulting in a $2 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the three months ended September 30, 2010, $9 million for the nine months ended September 30, 2010 and $9 million for the year ended December 31, 2010.

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation.

17.
SUBSEQUENT EVENTS

Subsequent to September 30, 2011,
Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Subsequent Event

Crude Oil:

Reference

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

6,000

Jan 1, 2012 –Dec 31, 2012

89.41

Cdn

(1)
  Associated Cdn $/U.S . $ foreign exchange rate has been fixed.

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

10

Jan 1, 2012 –Dec 31, 2012

$ 72.00

Cdn

PENGROWTH Third Quarter 2011 Financial Results